SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ADT Inc.

(Name of Subject Company (Issuer))

Title of Class of Securities	CUSIP Number of Class of Securities
Common Stock, par value $0.01 per share	0090Q103
Class B Common Stock, par value $0.01 per share	N/A

David Smail

Executive Vice President, Chief Legal Officer and Secretary

ADT Inc.

1501 Yamato Road

Boca Raton, Florida 33431

Telephone: (561) 988-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s) Filing Statement)

Copies to:

Andrew J. Pitts, Esq.

O. Keith Hallam, III, Esq.

C. Daniel Haaren, Esq.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Telephone: (212) 474-1000

CALCULATION OF FILING FEE

Filing Fee Exhibit filed herewith.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by ADT Inc., a Delaware corporation (“ADT” or the “Company”), to purchase for cash up to 133,333,333 shares of common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, of the Company (collectively, the “Shares”) at a price of $9.00 per share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2022 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B).

This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

All information in the Offer to Purchase and the related Letter of Transmittal hereby is expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a)     The name of the subject company and the issuer of the securities to which this Schedule TO relates is ADT Inc., a Delaware corporation, and the address of its principal executive office is 1501 Yamato Road, Boca Raton, Florida 33431. The telephone number at such principal executive office is (561) 988-3600.

(b)     The title of each class of equity securities to which this Schedule TO relates is the common stock, par value $0.01 per share (the “Common Stock”), and the Class B common stock, par value $0.01 per share the (“Class B Common Stock”), of the Company. As of August 29, 2022, there were 857,048,818 issued and outstanding shares of Common Stock (including 9,395,298 shares of restricted share awards, assuming attainment of the maximum level of performance) and 54,744,525 issued and outstanding shares of Class B Common Stock. The shares of Common Stock outstanding as of August 29, 2022 do not include shares of Common Stock issuable upon exercise of existing stock options or vesting of existing restricted stock units or performance-based restricted stock units, or shares of Common Stock that we expect to issue in connection with the Strategic Investment (as defined in the Offer to Purchase).

(c)     The information set forth in the Offer to Purchase under Section 7 (“Price Range of the Shares; Dividends”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

(a)     The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors, Executive Officers, Controlling Shareholders and Others; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)     The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	Section 1 (“Number of Shares; Purchase Price; Proration”);

•	Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditions of the Offer”);

•	Section 8 (“Source and Amount of Funds”);

•	Section 11 (“Interest of Directors, Executive Officers, Controlling Shareholders and Others; Transactions and Arrangements Concerning the Shares”);

•	Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”);

•	Section 14 (“Material U.S. Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Offer; Termination; Amendment”).

(b)     The information in Section 11 of the Offer to Purchase (“Interest of Directors, Executive Officers, Controlling Shareholders and Others; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(e)     The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 11 (“Interest of Directors, Executive Officers, Controlling Shareholders and Others; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a), (b) and (d) The information set forth in the Offer to Purchase under Section 8 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company

(a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors, Executive Officers, Controlling Shareholders and Others; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a)     The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements

(a)     The financial statements and notes thereto included in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and Item 1 of the Company’s Quarterly Report on Form 10-Q for the six months ended June 30, 2022 are incorporated herein by reference. Please see Section 10 of the Offer to Purchase for instructions on how to obtain copies of the Company’s filings with the Securities and Exchange Commission, including filings that contain the aforementioned financial statements.

(b)     Not applicable.

Item 11.	Additional Information

(a)     The information set forth in the Offer to Purchase under Section 9 (“Certain Financial Information”), Section 10 (“Certain Information Concerning ADT”), Section 11 (“Interest of Directors, Executive Officers, Controlling Shareholders and Others; Transactions and Arrangements Concerning the Shares”), Section 12 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c)     The information set forth in the Offer to Purchase and the related Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits

(a)(1)(A)	Offer to Purchase, dated September 12, 2022.*

(a)(1)(B)	Letter of Transmittal, dated September 12, 2022.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 12, 2022.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 12, 2022.*

(a)(1)(F)	Notice to Certain Holders of Stock Options, dated September 12, 2022.*

(a)(1)(G)	Email Communication to Certain Holders of Stock Options, dated September 12, 2022.*

(a)(1)(H)	Form of Summary Newspaper Advertisement, as published in The New York Times on September 12, 2022.*

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(A)	Communication to Employees, issued September 8, 2022 (incorporated herein and filed as Exhibit 99.1 of the Company’s Schedule TO, filed on September 8, 2022).

(a)(5)(B)	Press Release, dated September 5, 2022 (incorporated herein and filed as Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(a)(5)(C)	Investor Presentation, dated September 6, 2022 (incorporated herein and filed as Exhibit 99.2 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(a)(5)(D)	Transcript of Conference Call of ADT Inc., held on September 6, 2022 (incorporated herein and filed as Exhibit 99.1 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(b)	Not applicable.

(d)(1)	Stockholders Agreement, dated as of December 14, 2018, by and between the ADT Inc. and Prime Security Services TopCo Parent, L.P. (incorporated by reference herein and filed as Exhibit 10.34 of the Company’s 2021 Annual Report on Form 10-K, filed on March 1, 2022).

(d)(2)	Registration Rights Agreement, dated as of January 23, 2018, by and between the ADT Inc. and Prime Securities Services TopCo, LP (incorporated by reference herein and filed as Exhibit 10.24 of the Company’s 2017 Annual Report on Form 10-K, filed on March 15, 2018).

(d)(3)	Amendment to the Registration Rights Agreement, dated as of June 22, 2018, between ADT Inc. and Prime Security Services TopCo Parent, L.P. (incorporated by reference herein and filed as Exhibit 10.10 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 9, 2018).

(d)(4)	Amended and Restated Employment Agreement, dated December 19, 2017, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Donald Young (incorporated herein by reference and filed as Exhibit 10.25 of the Company’s Registration Statement on Form S-1, filed on December 21, 2017).

(d)(5)	Amendment to Amended and Restated Employment Agreement, dated May 3, 2019, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Donald Young (incorporated herein by reference and filed as Exhibit 10.29 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed on May 7, 2019).

(d)(6)	Amended and Restated Employment Agreement, dated December 19, 2017, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Daniel M. Bresingham (incorporated herein by reference and filed as Exhibit 10.28 of the Company’s Registration Statement on Form S-1, filed on December 21, 2017).

(d)(7)	Amended and Restated Employment Agreement, dated December 19, 2017, between ADT LLC, (together with any of its subsidiaries and Affiliates) and Jeffrey Likosar (incorporated herein by reference and filed as Exhibit 10.31 of the Company’s Registration Statement on Form S-1, filed on December 21, 2017).

(d)(8)	ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.32 of the Company’s Amended Registration Statement on Form S-1/A, filed on January 8, 2018).

(d)(9)	First Amendment to ADT Inc. 2018 Omnibus Incentive Plan dated April 25, 2019 (incorporated herein by reference and filed as Exhibit 10.33 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed on August 6, 2019).

(d)(10)	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.33 of the Company’s Amended Registration Statement on Form S-1/A, filed on January 8, 2018).

(d)(11)	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.34 of the Company’s Amended Registration Statement on Form S-1/A, filed on January 8, 2018).

(d)(12)	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (Class B Unit Redemption) (incorporated herein by reference and filed as Exhibit 10.35 of the Company’s Amended Registration Statement on Form S-1/A, filed on January 8, 2018).

(d)(13)	Form of Amendment to Non-Qualified Award Agreement for use under ADT Inc. 2018 Omnibus Incentive Plan (Class B Unit Redemption) (incorporated herein by reference and filed as Exhibit 10.37 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed on August 6, 2019).

(d)(14)	Form of Common Stock Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.36 of the Company’s Amended Registration Statement on Form S-1/A, filed on January 8, 2018).

(d)(15)	Form of Restricted Stock Unit Non-Employee Director Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.9 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 9, 2018).

(d)(16)	Form of Restricted Stock Unit Special Equity Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.47 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2020, filed on May 7, 2020).

(d)(17)	Form of Non-Qualified Option Special Equity Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan (incorporated herein by reference and filed as Exhibit 10.48 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 30, 2020, filed on May 7, 2020).

(d)(18)	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of January 1, 2022 (incorporated herein by reference and filed as Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 9, 2021).

(d)(19)	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of January 1, 2022 (incorporated herein by reference and filed as Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 9, 2021).

(d)(20)	Form of Performance Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan. *

(d)(21)	Form of Time and Performance Vesting Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan. *+

(d)(22)	Form of Time and Performance Vesting Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan. *+

(d)(23)	Prime Security Services Parent, Inc. 2016 Equity Incentive Plan. *

(d)(24)	Form of Non-Qualified Option Award Agreement for use under the Prime Security Services Parent, Inc. 2016 Equity Incentive Plan. *

(d)(25)	Employment Offer Letter dated February 1, 2019, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and David Smail.*

(d)(26)	Employment Offer Letter dated June 26, 2020 between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Harriet Harty.*

(d)(27)	Employment Offer Letter dated April 22, 2021, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Keith Holmes. *

(d)(28)	Employment Offer Letter dated November 6, 2021, between The ADT Security Corporation (together with any of its subsidiaries and Affiliates) and Marc Jones. *

(d)(29)	Second Amended & Restated Employment Agreement with James D. DeVries (incorporated herein by reference and filed as Exhibit 10.12 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed on November 8, 2018).

(d)(30)	Amendment to Second Amended & Restated Employment Agreement of James D. DeVries (incorporated herein by reference and filed as Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed on December 3, 2018).

(d)(31)	Investor Rights Agreement, dated December 8, 2021, by and among ADT Inc. and the Holders party thereto (incorporated by reference herein and filed as Exhibit 10.63 of the Company’s 2021 Annual Report on Form 10-K, filed on March 1, 2022).

(d)(32)	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of January 1, 2022 (incorporated herein by reference and filed as Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 6, 2022).

(d)(33)	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of January 1, 2022 (incorporated herein by reference and filed as Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 6, 2022).

(d)(34)	Form of Restricted Stock Unit Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of August 1, 2022. *

(d)(35)	Form of Non-Qualified Option Award Agreement for use under the ADT Inc. 2018 Omnibus Incentive Plan effective as of August 1, 2022. *

(d)(36)	Form of Indemnification Agreement, by and between the Company and each of its Directors and Executive Officers (incorporated herein by reference and filed as Exhibit 10.38 of the Company’s 2021 Annual Report on Form 10-K, filed on March 1, 2022).

(d)(37)	Amended and Restated Management Investor Rights Agreement, dated January 23, 2018, by and between the Company, Prime Security Services TopCo Parent, L.P., and the Holders that are parties thereto (incorporated herein by reference and filed as Exhibit 10.39 of the Company’s 2017 Annual Report on Form 10-K, filed on March 15, 2018).

(d)(38)	Securities Purchase Agreement, dated July 31, 2020, by and between the Company and Google LLC (incorporated herein by reference and filed as Exhibit 10.37 of the Company’s 2021 Annual Report on Form 10-K, filed on March 1, 2022).

(d)(39)	Investor Rights Agreement, dated September 17, 2020, by and between the Company and Google LLC (incorporated herein by reference and filed as Exhibit 10.38 of the Company’s 2021 Annual Report on Form 10-K, filed on March 1, 2022).

(d)(40)	Securities Purchase Agreement, dated September 5, 2022, by and between the Company and State Farm Fire & Casualty Company (incorporated herein by reference and filed as Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(d)(41)	Tender and Support Agreement, dated as of September 5, 2022, by and between ADT Inc. and Prime Security Services TopCo (ML), L.P. and Prime Security Services TopCo (ML II), L.P. (incorporated herein by reference and filed as Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(d)(42)	Support Agreement, dated as of September 5, 2022, by and between ADT Inc. and Google LLC (incorporated herein by reference and filed as Exhibit 10.3 of the Company’s Current Report on Form 8-K, filed on September 6, 2022).

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.
+

Certain attachments, exhibits or schedules, as applicable, to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted attachments, exhibits and schedules to the Securities and Exchange Commission upon its request.

Item 12(b).	Filing Fees.

Filing Fee Exhibit.

Item 13.	Information required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADT INC.

By:	/s/ David W. Smail
David W. Smail
Executive Vice President, Chief Legal Officer and Secretary

Dated: September 12, 2022